[VARIAN MEDICAL SYSTEMS, INC. LETTERHEAD]

April 24, 2013

VIA EDGAR AND EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Kevin L. Vaughn, Accounting Branch Chief

Re:	Varian Medical Systems, Inc.

Form 10-K for the Fiscal Year Ended September 28, 2012

File No. 001-07598

Ladies and Gentlemen:

On behalf of Varian Medical Systems, Inc. (the “Company”), this letter responds to the supplemental comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing in a letter dated April 11, 2013. For your convenience, the comments in the letter are reproduced with the response.

Form 10-K for the fiscal year ended September 28, 2012

Item 8. Financial Statements and Supplementary Data, page 86

Notes to Consolidated Financial Statements, page 90

Note 10- Commitments and Contingencies, page 113

Other Matters, page 117

1. We note from your response to our prior comment 2 that you “accrued the $5 million low-end of the range…since no amount within the range was a better estimate than any other amount” and we also note related disclosures in your Form 10-K indicate that you are unable to estimate a range of reasonably possible loss for legal matters related to the University of Pittsburgh contingency. Additionally, we see you indicated in your response that the trial court presiding over the litigation assessed total aggregate judgment damages against you of approximately $102 million. Given the referenced damages award and the disclosures in your response that you have range of loss estimates for the University of Pittsburgh contingency, please explain to us why your 2012 Form 10-K indicates that you are unable to estimate a range of reasonably possible losses and why you disclose in your filing that you cannot provide the range of loss disclosures required by FASB ASC 450-20-50-4(b). In addition, tell us why your response to our prior comment indicates the top-end of your estimated range of loss for the University of Pittsburgh contingency is only $6 million in light of the fact the total aggregate judgment damages assessed against you appear to exceed $100 million.

Response

For purposes of assessing the appropriate accruals and disclosures for the University of Pittsburgh legal matter, the Company conducted a two-step evaluation.

First, the Company assessed the merits of the case and its likelihood in prevailing. For the reasons detailed in the Company’s response dated April 3, 2013 to Comment 2 of your letter dated March 5, 2013, and based on the overall merits of the case, the Company believes that it is more likely than not that it will prevail in the appeal of this case, and therefore that the judgment rendered by the court will not result in a probable loss to the Company. Even though the Company believes that it has strong legal grounds for the judgment to be reversed, it cannot predict the timing of a decision or assure the ultimate outcome of the appeal. The Company plans to vigorously pursue its appeal but in the event the appeal is unsuccessful and the existing judgment stands, the Company may be required to make payments up to a maximum amount of $102 million. While the Company believes that it has disclosed all material facts relating to this case in its Annual Report on Form 10-K for the year ended September 28, 2012 and the reader could calculate the maximum possible loss from the information provided, the Company will clarify its disclosures in future filings to state that the range of the reasonably possible loss in the University of Pittsburgh case is from zero to $102 million.

Second, the Company considered the settlement value for the case based on initial settlement discussions and the amount for which the Company would be willing to settle the case to avoid protracted litigation. While the Company does not believe a loss on the merits of the case is probable, it would however be willing to settle the case, and therefore concluded that a loss related to settlement of the case is probable. As previously discussed, the Company has estimated a settlement value of $5-6 million. Since no specific amount within the range of probable loss was any better estimate than any other amount within the range, $5 million was the appropriate amount to accrue in accordance with ASC 450-20-30-1. As of September 28, 2012, the Company believed that $5 million continued to be the best estimate of the probable exposure for this legal matter.

Please contact the undersigned at (650) 424-6803 or Elisha.Finney@varian.com with any questions concerning these responses.

Very truly yours,

/s/ Elisha W. Finney
Elisha W. Finney Executive Vice President, Finance and Chief Financial Officer

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